UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-24843

CUSIP NUMBER
02364V 10 7

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q

☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2009

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

America First Tax Exempt Investors, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

1004 Farnam Street, Suite 400
Address of Principal Executive Office *(Street and Number)*

Omaha, Nebraska 68102
City, State and Zip Code

<center>**PART II -- RULES 12b-25(b) AND (c)**</center>

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

<center>**PART III -- NARRATIVE**</center>

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant received a comment letter from the staff of the Securities and Exchange Commission (SEC) on January 4, 2010 relating to its reports on Form 10-K for the year ended December 31, 2008 and on Form 10-Q for the period ended September 30, 2009 and responded to these comments on January 19, 2010. The Registrant received a follow up comment letter from the SEC staff on February 4, 2010 and responded to these follow up comments on March 12, 2010. The Registrant is currently working with the SEC staff to resolve the open matters in these comment letters. As a result of the foregoing, the Registrant was not able to complete its Form 10-K for the year ended December 31, 2009 by the filing deadline of March 16, 2010 without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Draper	402	930-3045
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipants reporting net income of approximately $23.8 million for the year ended December 31, 2009 compared with a net loss of approximately $1.0 million for the year ended December 31, 2008. The reported net income for 2009 is primarily attributable to a gain of approximately $26.5 million from the redemption of a tax-exempt mortgage revenue bond reported as a discontinued operation.

<u>America First Tax Exempt Investors, L.P.</u>
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>March 16, 2009</u>   AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By: /s/ Mark A. Hiatt
          Mark A. Hiatt, Chief Executive Officer